U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No.  13 )

                        STANDARD ENERGY CORPORATION
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                       (Title of Class of Securities

                                853373 10 8
                              (CUSIP Number)


                         Dean W. Rowell, President
                        Standard Energy Corporation
               363 Bearcat Drive, Salt Lake City, Utah 84115
                         (801) 364-9000
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)


                           February 25, 1993
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box. (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP 853373 10 8

(1) NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Filers:   Dean W. Rowell
          Trachyte Oil Company

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  (X)            (b)  ( )

(3) SEC USE ONLY

(4) SOURCE OF FUNDS

     00

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     N/A

(6) CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S. Citizen, State of Utah

                         (7)  SOLE VOTING POWER
     NUMBER OF                   57,538,743      (i)
     SHARES
     BENEFICIALLY        (8)  SHARED VOTING POWER
     OWNED BY
     EACH
     REPORTING           (9)  SOLE DISPOSITIVE POWER
     PERSON                      57,538,743      (i)
     WITH
     EACH                (10) SHARES DISPOSITIVE POWER


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         57,538,743       (i)
____________
(i) Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (  )

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

(14) TYPE OF REPORTING PERSON

     IN, CO

ITEM 1

Security and Issuer

Standard Energy Corporation - common stock

Principal offices:  363 Bearcat Drive
                    Salt Lake City, Utah  84115

ITEM 2

Identity and Background

Filers:   Dean W. Rowell, U.S. Citizen
          Trachyte Oil Company, a Utah corporation

Principal offices:  363 Bearcat Drive
                    Salt Lake City, Utah  84115

The above stated filers are all in the principal business and historically have been in the acquisition of unproven oil and gas leaseholds, primarily with the intent of reselling such leaseholds to third parties.

ITEM 3

Source and Amount of Funds or Other Consideration  N/A

ITEM 4

Purpose of Transaction

Mr. Rowell reacquired 15,000,000 shares both beneficial and voting rights from a 3rd party through a verbal agreement. Mr.
Rowell has always maintain beneficial rights to the above stated shares.

The purpose of this transaction is to facilitate the Acquisition of 5,000,000 shares of Standard Energy's common stock for the receipt of $50,000 cash from Trachyte Oil Company.

ITEM 5

Interest in Securities of the Issuer

Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.


ITEM 6

Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

Other than verbal agreements, to the best of the filers knowledge there are no contracts, arrangements, understanding (legal or otherwise) other than, that Dean W. Rowell, Trachyte Oil Company and all affiliates, allow that Trachyte Oil, together with Dean Rowell are beneficial owners of all shares at all times.

ITEM 7

Material to Be Filed as Exhibits

     None

                              SIGNATURES

     Based on limited records available and due to the long period of time involved, an accurate amount of stock ownership cannot be determined. The information contained in this document is complied based on limited records available at this filing date.

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:    April 13, 2000

                              TRACHYTE OIL COMPANY
                              DEAN W. ROWELL





                              By:
                                 Dean W. Rowell, an individual
                                 and representative for all
                                 filers